Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
  Irvine, CA 92618

November 5, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Cellular Concrete Technologies, Inc. Form 8-K
Filed July 15, 2013
Form 10-K for Fiscal Year Ended March 31, 2013
Filed July 3, 2013
File No. 000-54612

Ladies and Gentlemen:

        On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 16, 2013 addressed to Mr. Paul Falco, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K and Form 10-K for the year ended March 31, 2013.

       The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

Amendment No. 2 to Form 8-K

Entry into a Material Definitive Agreement, page 3

1. We note your response to prior comment 1. However, your disclosure on page 3 that Cellular Concrete Technologies, LLC will continue its current business of research and development of the concrete technologies other than that licensed to you and that you will commercialize and sell the products utilizing the licensed technologies does not appear to be consistent with the information on the Cellular Concrete Technologies, LLC website. For example, we note that the website includes a sales department and products with detailed descriptions and the same names as the products mentioned in your filing. Please advise or revise.

Company Response

We have made it clear on the website that the Company is marketing the product and throughout the Form 8-K filing.

Russell Mancuso
November 5, 2013

2. It appears that you revised your disclosure in the penultimate paragraph on page 6 in response to prior comment 3. However, you continue to refer in the first paragraph on page 4 to a royalty of “one quarter of three percent (3%).” Please revise. Also, if you amended material agreements as you mention in responses 3 and 24, please tell us why you have not file a separate Form 8-K reporting the amendments under Item 1.01 within the time period provided in General Instruction B to Form 8-K.

Company Response

We have amended the error and have filed Form 8-k with the revised terms of the Licensing Agreement.

Products, page 7

3. We note your response to prior comment 6. Please clarify the statement that your products “have only been beta in the commercial market” mentioned in the first paragraph of this section. What do you mean by “beta”? Did the customers pay for these products? When did these sales or tests occur? When did the product become “completely ready to be sold commercially”? What occurred on that date that caused the product to become “completely ready to be sold commercially”?

Company Response

We have removed the reference to “bets testing” from the document as the Company will only be marketing the product.

4. Please clarify what you intend to sell. In this section, you appear to identify the Aerator and surfactant as your products. However, on page 8 you say that you intend to sell “finished concrete products.”

Company Response

We have clarified the products we will be selling throughout the Form 8-K

5. We note your response to prior comment 8. Please tell us why you have not disclosed in this section the substance of the first two sentences of your response to comment 21 in our August 9, 2013 letter. Also, tell us why you have not disclosed the names of your principal suppliers as we requested in prior comment 8. Regulation S-K Item 101(h)(4)(v) requires disclosure of the names of your principal suppliers, regardless of whether you have contracts with those suppliers.

Company Response

We have added the requested disclosure.

Design and Mixing Protocol Computer Program, page 8

6. We note your response to prior comment 7. Please clarify who you mean by “ASTM.” We note the reference to “ASTM guidelines” mentioned in the first paragraph of this section.

Russell Mancuso
November 5, 2013

Company Response

We have clarified “ASTM” in the document.

Comparative Strength Analysis, page 9

7. Refer to prior comment 9. Please clarify whether the attributes mentioned in the three bullet points in this section exist in your product but not all other cellular products. If so, please provide us support for the disclosure. Ensure that your support clarifies whether you have tested all other cellular products. In this regard, we note your reference to “higher quality” on page 12. If you have not tested your product in a manner that provides objective, statistically relevant results that support claims you make about your product in this document or in your advertising, please make this clear in your risk factor disclosure and in each place where you make a claim in this document.

Company Response

We have modified the disclosure in this section.

Competition, page 13

8. We note your response to prior comment 13. Please tell us the specific steps that you have taken to determine whether there are other lightweight structural concrete products that can provide some or all of the advantages relative to normal weight concrete that you say your product can provide. It is unclear how you have ensured that you have provided the information required by Regulation S-K Item 101(h)(4)(iv) regarding your competitive position.

Company Response

We have revised this section to detail potential competitive factors related to the Company.

Government Regulations, page 13

9. Please reconcile your disclosure in this section with the information in the “States with Approval” section of the Cellular Concrete Technologies web site. What approval was required? What does that approval permit you to do? What is the status of the “pending” approval? When do the approvals expire?

Company Response

The website referred to “States with Approval” is specific for the states approval of the use of the stable Air technology specific to road construction.

Liquidity and Capital Resources, page 23

10. The disclosure in the penultimate paragraph of this section does not address prior comment 15 which asked you to discuss the cost of the equipment and facilities that you will need to replicate Cellular Concrete Technologies, LLC’s equipment and facilities, the cost of any other equipment needed to manufacture and sell your product, and the relocation and settlement costs mentioned in section 4.1(a)(i) of exhibit 10.1. Please revise to discuss the costs.

Russell Mancuso
November 5, 2013

Company Response

We have revised the disclosure to discuss the cost.

11. We note your disclosure that the license is not subject to “immediate termination” if you do not meet the milestones. In an appropriate section of your document, please disclose the consequences of failure to satisfy the terms of the license.

Company Response

We have modified the disclosure regarding the consequences of failure to satisfy the terms of the license

12. We note your disclosure added in response to prior comment 16. It is unclear when Accelerated Venture Partners discontinued paying your expenses and why it discontinued such payments given the disclosure in your Form 10; please revise you disclosure to clarify. Also, please provide us your analysis of when you completed a “business combination” as contemplated by your Form 10.
Properties, page 24

Company Response

The Company and AVP currently have no contracts or agreements prompting AVP to pay the Company’s expenses and have never had any such contract or agreement in place.  Furthermore, the Company does not anticipate executing any such agreement with AVP in the future.

13. We note your responses to prior comments 17 and 23. You continue to refer to a lease on pages 24 and 27 and to your rights expiring on December 31, 2013. Please clarify whether you are a party to a lease and file the agreement required by Regulation S-K Item 601(b)(10)(ii)(D). Please note that Item 601(b)(10)(i) requires filing of material contracts to which you are a party or in which you have a beneficial interest.

Company Response

We have modified the disclosure regarding the lease.

Directors and Executive Officers, page 25
14. Your revisions mentioned in your response to prior comment 19 extended to more than just the positive results cited in our comment. Therefore, it is unclear how your remaining disclosure includes the specific experience, qualifications, attributes or skills that led to your conclusion that each of your directors should serve as a director in light of your business and structure. Please ensure that you include such disclosure as required by Regulation S-K Item 401(e). See comment 43 in our letter to you dated August 9, 2013.

Certain Relationships and Related Party Transactions, page 27

15. Please address prior comment 14 as it applies to the other references to your “sole officer” in this section.

Russell Mancuso
November 5, 2013

Company Response

We have modified this disclosure.

16. We note your response to prior comment 20. However, your disclosure does not address that part of comment 20 that asked you to include the following:

	the principle followed in determining the amount that you would pay for the license and any other assets the registrant acquired from Mr. Falco or Cellular Concrete Technologies, LLC; and

the cost of those assets to Mr. Falco and Concrete Cellular Technologies, LLC if they were acquired by Mr. Falco or Cellular Concrete Technologies, LLC within two years of their transfer to the registrant.

Please ensure that you have revised your disclosure accordingly.

Company Response

We have added disclosure regarding the licensing agreement, please note the the Company has not acquired assets from Mr. Falco or Cellular Concrete Technologies, LLC and is only marking the product.

Market Price, page 28

17. If you do not qualify for listing of your securities on the Nasdaq, please revise your reference the Nasdaq to say so clearly. See the Note at the beginning of Regulation S-K Item 202.

We have modified the disclosure.

Rule 144, page 28

18. We note your disclosure added response to prior comment 21; however, rather than merely reciting the requirements of Rule 144, please apply the requirements of the rule to your circumstances and disclose when your shares could be sold pursuant to Rule 144. Also, it appears that you have not addressed the last sentence of prior comment 21; please ensure that your disclosure reflects the requirements of Rule 144(i).

Company Response

We have added the disclosure regarding the shares that can be sold under Rule 144.

Russell Mancuso
November 5, 2013

Exhibits, page 32

19. Your response to prior comment 25 that shareholders took action by consent without a meeting does not explain how you complied with Rule 14c-2 and 14c-5 of Regulation 14C in connection with that action. Please provide us your analysis of how you complied with these rules.

Company Response

The two shareholders of the Company, AVP (Timothy Neher) and Cellular Concrete Technologies, LLC (Paul Falco) waived distribution of the information statement to themselves and gave written consent approving the action.

Exhibit 99.1

Note 1 Organization and Summary of Significant Accounting Policies, page F-6

20. Please refer to our prior comment 26. It is unclear from your response why you do not believe the change in control in the ownership had any accounting consequence. The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. Since Cellular Concrete appeared to obtain control over the reporting company it is unclear where its historical operations have been reflected in your financial statements.

Company Response

Although the private company took control of the shell company this was not a reverse acquisition as the public reporting company is a separate entity strictly for marketing licensed products from Cellular Concrete technologies and potentially others. Therefore, we believe the historical operations of Cellular Concrete technologies are not required  in our financial statements.

Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013

21. We may have further comments when you file your amended Form 10-K and make the revisions as you mention in your responses to prior comments 22, 28 and 29.

Company Response

We acknowledge that there may be addition comments regarding our amended Form 10-K

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

  Paul Falco

CELLUAR CONCRETE TECHNOLOGIESHH, INC.

By: Paul Falco
Paul Falco
Chief Executive officer